                                                               Filed pursuant to
                                                                  Rule 424(b)(3)
                                                          Registration Statement
                                                                  No.:  33-97722



Prospectus Supplement No. 3, dated February 10, 1997
(To the Prospectus dated September 30, 1996, as Supplemented on October 31 and November 14, 1996)


                          NEUROMEDICAL SYSTEMS, INC.

                                 Common Stock

                          Par Value $.0001 Per Share


     On February 10, 1997, the Company reported the attached results for its fourth quarter and 1996 financial results for the period ending December 31, 1996.

                          NEUROMEDICAL SYSTEMS, INC.
                   FOURTH QUARTER AND 1996 FINANCIAL RESULTS

        On February 10, 1997 Neuromedical Systems, Inc. ("NSI" or the
"Company") announced results for its fourth quarter and year ending December 31, 1996.

        Revenues for the fourth quarter were $1,775,000, an increase of 150% from $710,000 for the fourth quarter of 1995. Of such revenues, $1,727,000 represented per slide charges for the screening of Pap smears, and the balance of such revenues represented rental payments on PAPNET(R) Review Stations. The revenue increase over 1995 was due primarily to a significant increase in both unit volume and unit pricing in the United States market.

        The Company reported a net loss for the fourth quarter of $10,345,000, or $.35 share, compared to a net loss of $14,220,000, or $.72 per share (on a pro forma basis), for the fourth quarter of 1995. The fourth quarter 1995 results included two non-cash charges, totaling $7,752,000 or $.39 per share, resulting from the settlement of claims under the Company's territorial license agreements and the vesting of 568,058 employee performance stock options upon the completion of the Company's initial public offering in December 1995.

        Revenues for 1996 were $4,729,000 compared to $2,475,000 for 1995, a 91% increase over the prior year. This increase was due primarily to higher selling prices in 1996 compared to 1995 and to significantly higher unit volume in the United States.

        The net loss for the year was $34,158,000, or $1.17 per share, compared to a net loss of $29,428,000, or $1.67 per share (on a pro forma basis), for 1995. The increased net loss during 1996, compared to 1995, was due primarily to an increase in marketing and sales expenses associated with the launch of the PAPNET(R) Testing System in the United States, including the cost of the direct-to-consumer advertising campaign, following clearance by the FDA in November 1995. In addition, the Company's cost of sales, research and development and general and administrative expenses also increased during 1996, although at a slower rate than sales and marketing expenses. These increases were due primarily to the expansion of the administrative and technical infrastructure of the Company to support commercial activities in both the United States and overseas and its new status as a public company. These increases in expenses during 1996, compared to 1995, were partially offset by the absence in 1996 of the two non-cash charges that occurred in the fourth quarter of 1995.

          In October 1996, the Company received FDA approval to claim that PAPNET(R) testing is statistically significantly more sensitive to the detection of false negatives than repeated manual microscopic examination of the same number of smears.

        The Company also announced during the fourth quarter that a study published in the international medical journal ACTA CYTOLOGICA found that PAPNET(R) testing for cervical cancer detection decreases the incidence of cervical cancer at a cost which is within the range of tests and other procedures commonly reimbursed by managed care organizations.

          In October, the Company moved into its new 26,500 square foot Scanning Center to accommodate anticipated increased demand for PAPNET(R) testing in the
United States.    Also during the fourth quarter, the Company announced the
PAPNET(R) Access

Program, a joint effort with major academic medical centers to provide PAPNET(R) testing to under-served and indigent women nationwide.

          The Company increased its worldwide marketing and sales organization to a total of 61 persons by December 31, 1996 and added to its international management during the quarter with the appointment of Dr. Henk Snyman as President of NSI Europe. Prior to joining NSI, Dr. Snyman was General Manager of Serono Benelux, a subsidiary of Ares-Serono, a multinational pharmaceutical company.

          During the fourth quarter, the Company increased the number of U.S. laboratories offering PAPNET(R) testing to 201. PAPNET(R) testing is now available nationwide through a network of local, regional and national laboratories throughout the United States.

          NSI also continued to expand its international laboratory distribution. PAPNET(R) testing is now available in 23 countries worldwide. By the end of the fourth quarter, PAPNET(R) testing was available through 47 laboratories in Europe and South Africa and 10 laboratories in Australia. In Asia, the Company continued to expand its business in Hong Kong, Taiwan and mainland China. During the quarter, the Company received slide processing revenue from 42 laboratories and hospitals in these per countries.

          Neuromedical Systems, Inc. is a healthcare technology company focused on diagnostic screening applications to aid in the early detection of certain cancers. NSI's first product, the PAPNET(R) Testing System, is uniquely able to pinpoint and display small numbers of potentially abnormal cells that are systematically missed on manual screening. PAPNET(R) testing increases the cytologist's ability to focus on abnormal cells and to detect false negative Pap smears. The Company believes that widespread adoption of the PAPNET(R) Testing System would dramatically reduce the morbidity and mortality associated with such false negative smears.

                             Safe Harbor Statement
                             ---------------------

          Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements that involve risks and uncertainties. The forward-looking statements in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially due to a variety of factors, including without limitation, uncertain demand and acceptance of new and existing products (including the PAPNET(R) Testing System), the Company's continuing negative operating cash flow, reliance on a single product, competition, dependence on key personnel, the impact on the Company of territorial license agreements, dependence on patents and proprietary technology, government regulation, limited marketing and sales history, the impact of third-party reimbursement decisions, the risk of litigation and other risks detailed in the Company's Securities and Exchange Commission filings, including its Annual Report on Form 10-K for the year ended 1995.

                                      ###

                          NEUROMEDICAL SYSTEMS, INC.
                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                     DECEMBER 31,         DECEMBER 31,
                                                                 ------------------     ---------------
                                                                         1996                1995
                                                                 ------------------     ---------------
ASSETS
        Cash and marketable securities                            $     83,391,000       $  114,143,000
        Other current assets                                             3,185,000            1,601,000
        Property, plant and equipment, net                              16,388,000           11,216,000
        Other assets                                                     1,240,000              388,000
                                                                  ------------------     ---------------
              Total Assets                                        $    104,204,000       $  127,348,000
                                                                  ==================     ===============
LIABILITIES AND
STOCKHOLDERS' EQUITY
        Current liabilities                                       $      9,510,000       $    6,631,000
        Other liabilities                                               11,166,000            6,050,000
        Stockholders' equity                                            83,528,000          114,667,000
                                                                  ------------------     ---------------
              Total Liabilities and
               Stockholders' Equity                               $    104,204,000        $ 127,348,000
                                                                  ==================     ===============

                          NEUROMEDICAL SYSTEMS, INC.
                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                               THREE MONTHS ENDED
                                                                                  DECEMBER 31,
                                                                      --------------------------------------
                                                                           1996                  1995
                                                                      --------------       -----------------
REVENUES                                                              $    1,775,000       $        710,000
                                                                      --------------       -----------------
COSTS AND EXPENSES
        Costs of sales                                                     2,469,000              1,843,000
        Research and development                                           1,761,000              1,061,000
        Marketing and sales                                                6,693,000              2,542,000
        General and administrative                                         1,860,000              1,860,000
        Stock issued pursuant to settlement agreement                              0              1,652,000
        Vesting of performance shares at initial public offering                   0              6,100,000
                                                                      --------------       -----------------
              Total Costs and Expenses                                    12,783,000             15,058,000
                                                                      --------------       -----------------
        Other income (expense), net                                          663,000                128,000
                                                                      --------------       -----------------
NET LOSS                                                              $  (10,345,000)      $    (14,220,000)
                                                                      ==============       =================
NET LOSS PER SHARE (1)                                                $        (0.35)      $          (0.72)
                                                                      ==============       =================
WEIGHTED AVERAGE
        SHARES OUTSTANDING                                                29,748,000             19,863,000
                                                                      ==============       =================


                                                                                TWELVE MONTHS ENDED
                                                                                   DECEMBER 31,
                                                                      --------------------------------------
                                                                           1996                  1995
                                                                      --------------       -----------------
REVENUES                                                              $    4,729,000       $      2,475,000
                                                                      --------------       -----------------
COSTS AND EXPENSES
        Costs of sales                                                    8 ,178,000              6,478,000
        Research and development                                           6,785,000              5,172,000
        Marketing and sales                                               20,328,000              6,268,000
        General and administrative                                         6,975,000              6,017,000
        Stock issued pursuant to settlement agreement                              0              1,652,000
        Vesting of performance shares at initial public offering                   0              6,100,000
                                                                      --------------       -----------------
              Total Costs and Expenses                                    42,266,000             31,687,000
                                                                      --------------       -----------------
        Other income (expense), net                                        3,379,000               (216,000)
                                                                      --------------       -----------------

NET LOSS                                                              $  (34,158,000)      $    (29,428,000)
                                                                      ===============      =================

NET LOSS PER SHARE (1)                                                $        (1.17)      $          (1.67)
                                                                      ===============      =================
WEIGHTED AVERAGE
        SHARES OUTSTANDING                                            $   29,277,000             17,644,000
                                                                      ===============     =================


(1) 1995 on a pro forma basis